RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019 U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia
Tel: 03 21613833, 20323833 Fax: 03 21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

28 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

03007233

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the fourth quarter ended 31 December 2002 and the Audited Results of the Group for the financial year ended 31 December 2002; and

(ii) Announcement by the Company pertaining to the Recurrent Related Party Transactions of a Revenue or Trading Nature.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

dlw 3/11

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **28-02-2003 04:33:46 PM**
Reference No **RW-030228-F0576**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended**	:	**31-12-2002**
*** Quarter**	:	○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
*** Financial Year End**	:	**31-12-2002**
*** The figures**	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

RWG - Announcement.doc

Remarks:
The figures for the cumulative period have been audited.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-12-2002**

		INDIVIDUAL QUARTER		[illegible]	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	[illegible]	[illegible] PERIOD
		31-12-2002	31-12-2001	[illegible]	31-12-2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[illegible]	[illegible]
1	Revenue	711,363	693,759	[illegible]	[illegible]
2	Profit/(loss) before tax	171,845	157,016	[illegible]	[illegible]

3	Profit/(loss) after tax and minority interest	95,068	80,636	642,634	351,926
4	Net profit/(loss) for the period	95,068	80,636	642,634	351,926
5	Basic earnings/(loss) per share (sen)	8.71	7.38	58.88	32.23
6	Dividend per share (sen)	9.00	8.00	17.50	16.00
		AS AT END OF CURRENT QUARTER *		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)		3.5000		3.0300

Remarks :

The figures for the cumulative period have been audited.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2002	31-12-2001	31-12-2002	31-12-2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	221,499	257,541	[illegible]	[illegible]
2	Gross interest income	5,751	2,367	[illegible]	10,389
3	Gross interest expense	23,048	23,619	[illegible]	110,679

Note: The above information is for the Exchange internal use only.

Exemption No. 82-32

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FOURTH QUARTERLY REPORT

Quarterly report on consolidated results for the financial year ended 31 December 2002. The figures for cumulative period have been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

	UNAUDITED INDIVIDUAL QUARTER		AUDITED CUMULATIVE PERIOD	
	Current year quarter 31.12.2002	Preceding year corresponding quarter 31.12.2001	Current year-to-date 31.12.2002	Preceding year corresponding period 31.12.2001
	RM'000	RM'000	RM'000	RM'000
Revenue	711,363	693,759	**2,781,527**	2,503,131
Cost of sales	(412,214)	(406,875)	**(1,669,935)**	(1,566,992)
Gross profit	**299,149**	286,884	**1,111,592**	936,139
Other income	**10,711**	3,846	**29,722**	20,490
Other expenses	**(88,361)**	(33,189)	**(227,281)**	(217,313)
Profit from operations	**221,499**	257,541	**914,033**	739,316
Finance cost	**(24,601)**	(24,367)	**(94,160)**	(117,796)
Share of results of associated company	**(25,053)**	(76,158)	**88,661**	(16,052)
Gain on dilution of investment in associated company	**0**	0	**31,132**	0
Profit from ordinary activities before taxation	171,845	157,016	**939,666**	605,468
Taxation	**(76,873)**	(76,436)	**(297,418)**	(253,937)
Profit from ordinary activities after taxation	**94,972**	80,580	**642,248**	351,531

Exemption No. 82-3229

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

	UNAUDITED INDIVIDUAL QUARTER		AUDITED CUMULATIVE PERIOD	
	Current year quarter 31.12.2002	Preceding year corresponding quarter 31.12.2001	Current year-to-date 31.12.2002	Preceding year corresponding period 31. 12.2001
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	96	56	**386**	395
Net profit for the period	**95,068**	80,636	**642,634**	351,926
Basic earnings per share (sen)	**8.71**	7.38	**58.86**	32.23
Diluted earnings per share (sen)	**8.71**	N/A	**58.86**	N/A

N/A : Not Applicable

(The Condensed Consolidated Income Statements should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2001.)

Resorts World Bhd
Condensed Consolidated Balance Sheet

Exemption No. 82-3229

	Audited As at current financial year end 31.12.2002 RM'000	Audited As at preceding financial year end 31.12.2001 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	3,226,098	3,261,413
Real property assets	201,197	202,527
Associated company	1,910,393	1,591,935
Other long term assets	17,055	15,725
CURRENT ASSETS		
Property development	0	24,070
Inventories	41,892	16,963
Trade and other receivables	90,069	75,228
Amount due from other related companies	5,614	2,990
Amount due from associated company	480	659
Short term investments	419,809	260,013
Bank balances and deposits	366,818	281,204
	924,682	661,127
LESS CURRENT LIABILITIES		
Trade and other payables	303,999	445,583
Amount due to holding company	12,842	117,281
Amount due to other related companies	32,694	50,273
Short term borrowings	473,699	0
Taxation	240,832	200,459
	1,064,066	813,596
NET CURRENT LIABILITIES	(139,384)	(152,469)
	5,215,359	4,919,131
SHARE CAPITAL	545,922	545,922
RESERVES	3,278,191	2,766,667
SHAREHOLDERS' EQUITY	3,824,113	3,312,589
MINORITY INTERESTS	9,677	10,063
LONG TERM LIABILITIES		
Long term borrowings	809,400	1,079,200
Loan from holding company	371,870	374,870
Other long term and deferred liabilities	200,299	142,409
TOTAL LONG TERM LIABILITIES	1,381,569	1,596,479
	5,215,359	4,919,131
NET TANGIBLE ASSETS PER SHARE (RM)	3.50	3.03

(The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2001.)

Exemption No. 82-3229

RESORTS WORLD BHD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

	←Non-Distributable→			Distributable	
	Share Capital RM'000	**Share Premium RM'000**	**Other Reserves RM'000**	**Unappropriated Profit RM'000**	**Total RM'000**
Balance at 1 January 2001					
As previously reported	545,922	33,333	4,429	2,439,869	3,023,553
Prior period adjustment – Proposed Final dividend for the financial year ended 31 December 2000	-	-	-	62,890	62,890
As restated	545,922	33,333	4,429	2,502,759	3,086,443
Net profit for the financial year	-	-	-	351,926	351,926
Appropriation:					
Dividends					
– Final dividend paid for the financial year ended 31 December 2000 (8.0 sen less 28% income tax)	-	-	-	(62,890)	(62,890)
– Interim dividend paid for the financial year ended 31 December 2001 (8.0 sen less 28% income tax)	-	-	-	(62,890)	(62,890)
– Proposed final dividend for the financial year ended 31 December 2001 (8.0 sen less 28% income tax)	-	-	-	(62,890)	(62,890)
Balance at 31 December 2001					
As previously reported	545,922	33,333	4,429	2,666,015	3,249,699
Prior period adjustment – Proposed Final dividend for the financial year ended 31 December 2001	-	-	-	62,890	62,890
As restated	545,922	33,333	4,429	2,728,905	3,312,589
Net profit for the financial year	-	-	-	642,634	642,634
Appropriation:					
Dividends					
– Final dividend paid for the financial year ended 31 December 2001 (8.0 sen less 28% income tax)	-	-	-	(62,890)	(62,890)
– Interim dividend declared and paid for the current financial year ending 31 December 2002 (8.5 sen less 28% income tax)	-	-	-	(66,821)	(66,821)
Other movements during the year	-	-	(1,399)	-	(1,399)
Balance at 31 December 2002	**545,922**	**33,333**	**3,030**	**3,241,828**	**3,824,113**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2001.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

	Audited 2002 RM'000	Audited 2001 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit after minority interests but before taxation	940,052	605,863
Adjustments for:		
Depreciation of property, plant and equipment	201,555	192,900
Interest expense	92,464	110,679
Interest income	(17,413)	(10,389)
Share of results of associated company	(88,661)	16,052
Gain on dilution of investment in associated company	(31,132)	-
Investments written down	30,138	50,679
Goodwill written off	-	27,968
Provision/(write back) for retirement gratuities	23,904	(3,389)
Other non-cash items and adjustments	15,845	19,520
	226,700	404,020
Operating profit before working capital changes	1,166,752	1,009,883
Net change in current assets	(13,238)	14,414
Net change in current liabilities	(97,899)	28,405
	(111,137)	42,819
Cash generated from operations	1,055,615	1,052,702
Net tax paid	(228,942)	(312,755)
Other net operating receipts	4,873	4,478
	(224,069)	(308,277)
Net Cash From Operating Activities	831,546	744,425
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(244,239)	(512,985)
Investment in associated company	(202,010)	-
Other investments	59,102	92,657
Net Cash Used In Investing Activities	(387,147)	(420,328)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(129,711)	(125,780)
Interest paid	(91,981)	(102,216)
Borrowings from financial institutions	201,400	760,000
Borrowings from holding company	-	46,370
Repayment of borrowings to holding company	(108,000)	(250,000)
Repayment of term loan	-	(382,888)
Net Cash Used In Financing Activities	(128,292)	(54,514)
NET INCREASE IN CASH AND CASH EQUIVALENTS	316,107	269,583
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	434,793	165,210
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	750,900	434,793
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	366,818	281,205
Money market instruments	384,082	153,588
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	750,900	434,793

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2001.)

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - FOURTH QUARTER ENDED 31 DECEMBER 2002

Part I : Compliance with Malaysia Accounting Standard Board 26 ("MASB 26") "Interim Financial Reporting"

a) Accounting Policies and Methods of Computation

The interim financial report has been prepared in accordance with MASB 26 "Interim Financial reporting" and Paragraph 9.22 of the Listing Requirements of the Kuala Lumpur Stock Exchange. The figures for the cumulative period have been audited.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2001.

The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the year ended 31 December 2001 as well as new approved accounting standards which are effective and applicable for the current financial year ended 31 December 2002. Consequently, in compliance with Malaysian Accounting Standards Board ("MASB") No.19, Events After Balance Sheet Date, dividends proposed after the balance sheet date are not recognised as a liability at the balance sheet date. As a result, the Group's unappropriated profit at the beginning of the year has been adjusted by a prior period adjustment as follows:

Unappropriated profit at beginning of the year :	**RM'000**
As previously stated	2,666,015
Prior period adjustment – Proposed Final dividend for the year ended 31 December 2001	62,890
As restated	2,728,905

The above restatement of the Group's unappropriated profit at the beginning of the year has the effect of increasing the Net Tangible Assets per share from RM2.98 to RM3.03.

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2001 was not qualified.

c) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow

The items which were unusual in nature and amount for the relevant periods which had affected the interim financial statements are as follows :

	Current quarter RM'000	Current financial year-to-date RM'000
(i) Investments written down	(29,238)	(30,138)
(ii) Gain arising from the dilution of investment in an associated company, Star Cruises Limited	-	31,132

e) ***Material Changes in Estimates***

There were no major changes in estimates of amounts reported in prior interim periods of the current financial year or that of prior financial years.

f) ***Changes in Debt and Equity Securities***

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current financial year-to-date.

g) ***Dividend Paid***

Dividends paid for the current financial year-to-date are as follows :

	RM'000
Final dividend paid on 26 July 2002 for the year ended 31 December 2001 : 8.0 sen less 28% tax per ordinary share of RM0.50 each	62,890
Interim dividend paid on 25 October 2002 for the year ended 31 December 2002 : 8.5 sen less 28% tax per ordinary share of RM0.50 each	66,821
	129,711

h) ***Segment Information***

Segment analysis for the financial year ended 31 December 2002 as set out below:

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	2,687,340	8,470	85,717	-	2,781,527
Inter segment	1,070	6,623	33,192	(40,885)	-
	2,688,410	15,093	118,909	(40,885)	2,781,527
Results					
Segment profit/(loss)	922,233	3,305	(28,918)		896,620
Interest income					17,413
Finance cost					(94,160)
Share of results of associated company	88,661				88,661
Gain on dilution of investment in associated company	31,132				31,132
Profit from ordinary activities before taxation					939,666
Taxation					(297,418)
Profit from ordinary activities after taxation					642,248
Minority interest					386
Net profit for the year					642,634

i) ***Valuation of Property, Plant and Equipment***

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2001.

j) ***Material Events Subsequent to the End of Financial Year***

There were no material events subsequent to the end of the current financial year that have not been reflected in the financial statements for the financial year ended in December 2002.

k) ***Changes in the Composition of the Group***

There have been no material changes in the composition of the Group for the current financial year-to-date.

l) Changes in Contingent Liabilities or Contingent Assets

There were no changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2001.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 31 December 2002 is as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	194,627
- not contracted	421,324
	615,951

ADDITIONAL INFORMATION REQUIRED BY THE KUALA LUMPUR STOCK EXCHANGE - FOURTH QUARTER ENDED 31 DECEMBER 2002

Part II : Compliance with Appendix 9B of the KLSE Listing Requirements

1) Review of Performance

The Group registered revenue and profit before taxation of RM711.4 million and RM171.8 million respectively for the current quarter compared to revenue and profit before taxation of RM693.8 million and RM157.0 million respectively for the corresponding quarter in 2001. The higher profit before taxation is mainly attributable to the lower losses from Star Cruises Limited ("SCL"), an associated company. However, the profit from operations was RM221.5 million compared to RM257.5 million in the corresponding quarter in 2001. The lower profit was mainly due to investment written down and fixed assets written off of RM38.7 million in the current quarter.

The Group registered a revenue and profit before taxation of RM2,781.5 million and RM939.7 million respectively for the current financial year ended 31 December 2002 compared to a revenue and profit before taxation of RM2,503.1 million and RM605.5 million respectively for the corresponding financial year ended 31 December 2001. The higher profit before taxation is mainly attributable to the better underlying performance in the leisure and hospitality segment as a result of increase in visitor arrivals, better results of SCL, gain arising from the dilution of the investment in SCL and lower financing costs. The increase in visitor arrivals is mainly due to the full opening of the 3,300-room First World Hotel and First World Plaza in December 2001 and March 2002 respectively.

2) Material Changes in Profit Before Taxation for the Current Quarter as Compared with the Immediate Preceding Quarter

The fourth quarter ended 31 December 2002 reported a profit before taxation for the Group of RM171.8 million compared to RM269.4 million in the preceding quarter. The lower profit before taxation is mainly due to losses from SCL of RM25.1 million compared to a share of profit from SCL in the preceding quarter of RM70.2 million and the investment written down and fixed assets written off of RM38.7 million in the current quarter.

Excluding these charges and results of SCL, the underlying performance of the leisure and hospitality was better than the preceding quarter due to more festive and school holidays in the current quarter which resulted in increase in visitor arrivals to the Resort.

3) Prospects

In line with the government's policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the next financial year.

4) Variance of Actual Profit from Forecast Profit

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current quarter and current financial year-to-date are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Current Taxation		
Malaysian taxation	69,761	276,666
Foreign taxation	8	26
Deferred Taxation	2,716	8,074
	72,485	284,766
Share of tax in associated company	467	1,945
	72,952	286,711
(Over)/under provision in respect of prior years		
Income Taxation	3,099	(10,332)
Deferred Taxation	822	21,039
	76,873	297,418

The effective tax rate of the Group for the current quarter before the adjustment of taxation in respect of prior years, is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purpose.

The effective tax rate of the Group for the current financial year-to-date before the adjustment of taxation in respect of prior years, is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purpose and the tax losses of certain subsidiary companies.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current quarter and current financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities Other than Securities in Existing Subsidiary and Associated Companies***

(a) The dealings in quoted securities for the current quarter and financial year-to-date are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Total purchases at cost	-	3,067
Total disposal proceeds	-	77,735
Total loss on disposals	-	3,124

(b) The details of the investments in quoted shares excluding associated company, as at 31 December 2002 are as set out below:

	RM'000
Total investments at cost	79,457
Total investments at book value	35,726
Total investments at market value	35,726

8) Status of Corporate Proposals Announced

There are no corporate proposals announced but not completed as at 21 February 2003.

9) Group Borrowings and Debt Securities

The details of the Group's borrowings are as set out below:

		As at 31 December 2002	
		Foreign currency '000	**RM Equivalent '000**
Short term borrowing	Unsecured	USD 66,000	252,091
Short term borrowing	Unsecured	SGD 100,000	221,608
Long-term borrowings	Unsecured	USD 213,000	809,400
Long-term borrowing denominated in Ringgit Malaysia	Unsecured	-	371,870
			1,654,969

Borrowings denominated in Ringgit Malaysia represent loan from holding company, Genting Berhad.

10) Off Balance Sheet Financial Instruments

As at 21 February 2003, the Group has the following financial instruments with off balance sheet risks:

(a) Singapore Dollar ("SGD")/US Dollar ("USD") Cross-Currency Swap ("CCS")

On 26 May 2000, the Group issued Euro Medium Term Notes ("Notes") of SGD100 million at fixed interest rate. These Notes are due to mature on 26 May 2003.

The Group then entered into 2 CCS agreements, first on the issue date of the Notes and the second on 3 August 2000. The effects of the 2 CCS agreements are to convert the entire issue of SGD Notes into a fixed rate USD liability.

The swaps terminate on the maturity of the loan, i.e. 26 May 2003.

(b) USD Interest Rate Swap ("IRS")

(i) On 16 June 2000, the Group also issued Notes for USD26 million at floating interest rate based on SIBOR. These Notes are due to mature on 16 June 2003.

The Group entered into an IRS agreement on 8 August 2000 and the effect of this transaction is to effectively fix the interest rate payable on the entire loan principal of USD26 million.

The swap terminates on the maturity of the loan, i.e. 16 June 2003.

(ii) On 25 April 2001, the Group had drawn down a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows :

Currency	Contract Amounts '000	Date of Transactions	Effective Date	Maturity Date(s)
US Dollars	30,000	13/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	30,000	16/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	20,000	22/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	20,000	30/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	10,000	08/05/2002	25/07/2002	25/04/2005
US Dollars	10,000	08/05/2002	25/07/2002	25/04/2006

The effect of the above swaps is to effectively fix the interest rate payable on that tranche of the loan from their respective effective dates up to maturity dates as set out above.

(iii) On 27 November 2002, the Group had drawn down a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

The Group intends to enter into further interest rate swaps to manage the group exposure to the interest rate fluctuations for the remaining portion of the loans of USD133 million.

(c) **Foreign Currency Contracts**

Currency	Contract Amounts '000	Date of Transactions	Expiry Dates
US Dollars	131,286	04/04/2002 to 07/02/2003	26/02/2003 to 25/07/2003

As the above forward foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

Derivative financial instruments, which include interest rate swap and currency swap agreements, are used in the Group's risk management of foreign currency and interest rate risk exposures of its financial liabilities.

The Group uses interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their prevailing rates as at the reporting date.

11) Changes in Material Litigation

There are no pending material litigations as at 21 February 2003.

12) Dividend Proposed or Declared

(a) (i) A final dividend for the financial year ended 31 December 2002 has been recommended by the Directors for approval by shareholders.

(ii) The recommended final dividend, if approved, shall amount to 9.0 sen per ordinary share of 50 sen each, less 28% tax.

(iii) The final dividend paid in respect of the previous financial year ended 31 December 2001 amounted to 8.0 sen per ordinary share of 50 sen each, less 28% tax.

(iv) The date of payment of the recommended final dividend shall be determined by the Directors and announced at a later date.

(b) Total dividend payable for the current financial year ended 31 December 2002, including the above recommended final dividend, if approved, would amount to 17.5 sen per ordinary share of 50 sen each, less 28% tax.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are:

	Current quarter RM'000	**Current financial year-to-date RM'000**
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	95,068	642,634

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are:

	Current quarter Number of shares	**Current financial year-to-date Number of shares**
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,843,334	1,091,843,334
Adjustment for share options granted under Tranche 2 of the New ESOS to executives	6,960	1,740
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,091,850,294	1,091,845,074

As at 31 December 2002, the Company has 100,000 and 14,397,000 unissued ordinary shares outstanding under the previous executive share option scheme ("previous ESOS") and the new executive share option scheme ("new ESOS") respectively. The previous ESOS was implemented on 26 September 1989 which expired on 25 September 1994, with options expiring on 22 September 2004 ("outstanding options"). The new ESOS became effective on 12 August 2002 for a duration of ten years expiring on 11 August 2012. The eligible executives of the Group who hold the outstanding options of the previous ESOS are allowed to participate in the new ESOS provided they surrender their outstanding options before the participation.

BY ORDER OF THE BOARD

TAN SRI LIM GOH TONG
Chairman
RESORTS WORLD BHD

28 February 2003

Exemption No. 82-3229

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **28-02-2003 05:06:13 PM**
Submitted by **RESORTS WORLD** on **28-02-2003 06:19:19 PM**
Reference No **RW-030228-2009A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB" OR THE "COMPANY")
- RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors of RWB wishes to announce that RWB and/or its subsidiaries ("RWB Group" or the "Group") had entered or will enter into recurrent related party transactions of a revenue or trading nature, which are necessary for its day-to-day operations with certain related parties of RWB ("Recurrent Transactions").

2. **DETAILS OF THE RECURRENT TRANSACTIONS**

RWB is principally involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment whilst the principal activities of its subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. The principal activities of its associated company include cruise and cruise related operations.

RWB Group in the ordinary course of business, enter into recurrent related party transactions of a revenue or trading nature, which are necessary for the day-to-day operations with certain related parties of RWB. Such Recurrent Transactions have been carried out or will be carried out on an arm's length basis and on commercial terms which are not more favourable to the related party than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transactions are disclosed in Table 1.

3. **FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS**

The Recurrent Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of RWB, and is not expected to have a material effect on the net tangible assets per share and earnings per share of the RWB Group.

4. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

The interests of the Directors of RWB in the Recurrent Transactions are set out in Table 1. Save as disclosed in Table 1 and as far as the Directors are aware, none of the other Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the Recurrent Transactions.

5. **DIRECTORS' RECOMMENDATION**

The Directors, after due consideration of all aspects of the Recurrent Transactions, are of the opinion that the Recurrent Transactions are in the best interests of the Company.

Yours faithfully
RESORTS WORLD BHD

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Party transaction klse link.doc

Exemption No. 82-3[illegible]

Table 1

Resorts World Bhd ("RWB") &/or Its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated value for the year 2003 RM'000
RWB and its subsidiaries	Genting Berhad ("GB")	GB owns 55.2% equity interest in RWB. Tan Sri Lim Goh Tong • chairman, shareholder and share option holder of GB. • chairman and share option holder of RWB. Tun Mohammed Hanif bin Omar • deputy chairman, shareholder and share option holder of both GB and RWB. Tan Sri Lim Kok Thay • president and chief executive, shareholder and share option holder of both GB and RWB. • member of the family of Tan Sri Lim Goh Tong. Mr Quah Chek Tin • executive director, shareholder and share option holder of GB. • executive director and chief operating officer and shareholder of RWB. Mr Justin Tan Wah Joo • share option holder of GB. • executive director and share option holder of RWB. Tan Sri Dr Lin See Yan • director of both GB and RWB.	Shared services in relation to tax, treasury, internal audit, corporate affairs, secretarial and human resources functions provided by GB.	4,100
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP C/F		**4,100**

Resorts World Bhd ("RWB") &/or Its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated value for the year 2003 RM'000
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP B/F		4,100
RWB and its subsidiaries	Genting Worldcard Services Sdn Bhd ("GWSSB"), [formerly known as Genting Card Services Sdn Bhd]	GWSSB is a wholly-owned subsidiary of GB. GB owns 55.2% equity interest in RWB. Tan Sri Lim Goh Tong • chairman, shareholder and share option holder of GB. • chairman and share option holder of RWB Tun Mohammed Hanif bin Omar • deputy chairman, shareholder and share option holder of both GB and RWB. Tan Sri Lim Kok Thay • president and chief executive, shareholder and share option holder of both GB and RWB. • member of the family of Tan Sri Lim Goh Tong. Mr Quah Chek Tin • executive director, shareholder and share option holder of GB. • executive director and chief operating officer and shareholder of RWB. Mr Justin Tan Wah Joo • share option holder of GB • executive director and share option holder of RWB. Tan Sri Dr Lin See Yan • director of both GB and RWB. Mr Lee Choong Yan • director of GWSSB. • executive vice-president - resorts of RWB, shareholder and share option holder of RWB.	Provision of management and promotion of loyalty programme for Genting World Card by GWSSB to RWB Group.	6,570
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP C/F		**10,670**

Resorts World Bhd ("RWB") &/or Its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated value for the year 2003 RM'000
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP B/F		10,670
RWB	Wholly-owned subsidiaries of GB	GB owns 55.2% equity interest in RWB. Tan Sri Lim Goh Tong • chairman, shareholder and share option holder of GB. • chairman and share option holder of RWB Tun Mohammed Hanif bin Omar • deputy chairman, shareholder and share option holder of both GB and RWB. Tan Sri Lim Kok Thay • president and chief executive, shareholder and share option holder of both GB and RWB. • member of the family of Tan Sri Lim Goh Tong. Mr Quah Chek Tin • executive director, shareholder and share option holder of GB. • executive director and chief operating officer and shareholder of RWB. Mr Justin Tan Wah Joo • share option holder of GB • executive director and share option holder of RWB. Tan Sri Dr Lin See Yan • director of both GB and RWB.	Provision of information technology consultancy, development, implementation, support and maintenance services to RWB.	23,670
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP C/F		**34,340**

Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated value for the year 2003 RM'000
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP B/F		34,340
RWB and its subsidiaries	Genting Information Knowledge Enterprise Sdn Bhd ("GIKE")	GIKE is a wholly-owned subsidiary of GB. GB owns 55.2% equity interest in RWB. Tan Sri Lim Goh Tong • chairman, shareholder and share option holder of GB. • chairman and share option holder of RWB Tun Mohammed Hanif bin Omar • deputy chairman, shareholder and share option holder of both GB and RWB. Tan Sri Lim Kok Thay • president and chief executive, shareholder and share option holder of both GB and RWB. • member of the family of Tan Sri Lim Goh Tong. Mr Quah Chek Tin • executive director, shareholder and share option holder of GB. • executive director and chief operating officer and shareholder of RWB. Mr Justin Tan Wah Joo • share option holder of GB • executive director and share option holder of RWB. • director of GIKE Tan Sri Dr Lin See Yan • director of both GB and RWB.	Provision of Customer Interaction Centre services for reservation of rooms, show, theme park etc to RWB and its subsidiaries.	6,881
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP C/F		41,221

Exemption No. 82-3229

Resorts World Bhd ("RWB") &/or Its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated value for the year 2003 RM'000
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP B/F		41,221
RWB	Genting Highlands Tours and Promotion Sdn Bhd ("GHTP")	GHTP is a wholly-owned subsidiary of GB. GB owns 55.2% equity interest in RWB. Tan Sri Lim Goh Tong • chairman, shareholder and share option holder of GB. • chairman and share option holder of RWB Tun Mohammed Hanif bin Omar • deputy chairman, shareholder and share option holder of both GB and RWB. Tan Sri Lim Kok Thay • president and chief executive, shareholder and share option holder of both GB and RWB. • member of the family of Tan Sri Lim Goh Tong. Mr Quah Chek Tin • executive director, shareholder and share option holder of GB. • executive director and chief operating officer and shareholder of RWB. • director of GHTP. Mr Justin Tan Wah Joo • share option holder of GB • executive director and share option holder of RWB. Tan Sri Alwi Jantan • executive director, shareholder and share option holder of RWB. • director of GHTP. Tan Sri Dr Lin See Yan • director of both GB and RWB.	Rental of premises in Segambut, Kuala Lumpur by RWB.	843
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP C/F		**42,064**

Resorts World Bhd ("RWB") &/or Its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated value for the year 2003 RM'000
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP B/F		42,064
Resorts World Tours Sdn Bhd ("RWT")	GB and its subsidiaries	GB owns 55.2% equity interest in RWB. Tan Sri Lim Goh Tong • chairman, shareholder and share option holder of GB. • chairman and share option holder of RWB Tun Mohammed Hanif bin Omar • deputy chairman, shareholder and share option holder of both GB and RWB. Tan Sri Lim Kok Thay • president and chief executive, shareholder and share option holder of both GB and RWB. • member of the family of Tan Sri Lim Goh Tong. Mr Quah Chek Tin • executive director, shareholder and share option holder of GB. • executive director and chief operating officer and shareholder of RWB. Mr Justin Tan Wah Joo • share option holder of GB • executive director and share option holder of RWB. Tan Sri Dr Lin See Yan • director of both GB and RWB.	Sale of air tickets and limousine services by RWT.	1,640
		TOTAL VALUE OF TRANSACTIONS WITH GB GROUP		**43,704**

Resorts World Bhd ("RWB") &/or Its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated value for the year 2003 RM'000
RWB	Star Cruise Administrative Services Sdn Bhd ("SCASSB")	RWT is a wholly-owned subsidiary of RWB.	Purchase of cruise holiday packages by RWB.	240
RWT		SCASSB is a wholly-owned subsidiary of Star Cruises Limited ("SCL"), an associated company of RWB. Tan Sri Lim Goh Tong • chairman and share option holder of RWB. • shareholder of SCL and a preference unit holder of the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") acting as its trustee is a substantial shareholder of SCL and has a deemed interest in the voting units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. Tan Sri Lim Kok Thay • member of the family of Tan Sri Lim Goh Tong. • president and chief executive, shareholder and share option holder of RWB. • chairman, president and chief executive, shareholder and call and share option holder of shares in SCL; a director of GHL; and a preference unit holder of the GHUT and has a deemed interest in the voting units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. Mr Justin Tan Wah Joo • share option holder of GB. • executive director of RWB. • shareholder and call option holder of SCL.	Sale of air tickets, limousine & chartered bus services by RWT.	5,300
		TOTAL VALUE OF TRANSACTIONS WITH SCL GROUP		**5,540**

Resorts World Bhd ("RWB") &/or Its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated value for the year 2003 RM'000
RWB and a wholly-owned subsidiary	Genting Centre Of Excellence Sdn Bhd ("GCE")	GCE is a 70% owned subsidiary of RWB. Tan Sri Alwi Jantan • executive director, shareholder and share option holder of RWB. • director and shareholder of GCE.	Provision of training services by GCE.	1,800
		TOTAL VALUE OF TRANSACTIONS WITH GCE		**1,800**